April 18, 2008


Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY  10036


      RE:	The Gabelli Convertible and Income Securities Fund, Inc.
      333-149938; 811-05715

Dear Mr. Prins:

	We have reviewed the registration statement on Form N-2 for The
Gabelli Convertible and Income Securities Fund, Inc., filed with the
Securities and Exchange Commission on March 28, 2008. We have the following comments:


1. We note that the Fund did not include a cover letter with its registration statement indicating the purpose of the filing. In the future, we suggest the Fund include written correspondence with each filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure that warrant staff attention.

2. Please explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether it proposes to file supplements under Rule 497. If the latter, advise the staff how the Fund will update its financial statements and legal opinion.

PROSPECTUS

Prospectus Summary

3. The registration statement pertains to a shelf offering for preferred stock and notes but does not disclose the material terms of these securities. Please revise the disclosure to include the material terms of the subject securities. In addition, please explain to us the circumstances and conditions under which notes will be offered versus preferred stock.


4. Under the heading, "Dividends and Distributions," please disclose whether any dividends for preferred shares constituted return of capital for the fiscal year ended December 31, 2007.

5. Under the heading, "Dividends and Distributions," the disclosure states that "[f]or the fiscal year ended December 31, 2007, the Fund made distributions of $0.80 per common share, of which 21% constituted a return of capital." In addition, as disclosed in the
Financial Highlights, distributions to Common Shareholders in four of the last five years constituted a return of capital. Please explain to us whether the Board has considered changing the distribution policy for the Fund. In addition, pursuant to Item 4 of Form N-2, please change the line item in the Financial Highlights from "Paid-in capital" to "Return of capital." Also, add a footnote to the financial highlights explaining the return of capital and the consequences of a return of capital to shareholders.

6. Please inform us whether the Fund intends to report distribution yield/rate. If the Fund intends to report distribution yield at any point prior to finalizing its tax figures, the Fund should estimate the portion of the distribution yield that results from return of capital and exclude this amount from the distribution yield. In addition, reports containing distribution yields/rates should be accompanied by the total return and/or SEC yield with at least equal prominence.

7. Many investors may not fully understand a return of capital.
Under the heading, "Dividends and Distributions," in both the Prospectus Summary and the text of the Prospectus, please clarify that:

* Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.
* Shareholders should not assume that the source of a distribution from the Fund is net profits.

8. Under the heading, "Use of Proceeds," please disclose how long it will take the Fund to invest the proceeds from the offering.

9. Under the heading, "Risk Factors and Special Considerations," the disclosure states that "[t]he Fund would pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including any additional advisory fees on the incremental assets attributable to such shares." If the advisory fee will be based on assets of the
Fund including any outstanding debt, please correct the statement above and include the issuance and ongoing maintenance of the notes.
(See Comment 11).




Investment Objective and Policies

10. Under the heading, "Leveraging," the disclosure states that "[t]he Fund currently has authorized the issuance of 2,000,000 shares of preferred stock." Please make clear whether or not this includes the amount of preferred shares being offered in this registration statement.

Management of the Fund

11. The disclosure states that "As compensation for its services and the related expenses borne by the Investment Adviser, the Fund pays the Investment Adviser a fee, computed daily and payable monthly, equal, on an annual basis, to 1.00% of the Fund`s average weekly net assets." Please disclose whether or not the Fund`s average weekly net assets include the amount attributable to preferred shares and/or debt outstanding. (See Comment 9).

Regulatory Matters

12. The disclosure states, "In February 2007, the Investment Adviser made an offer of settlement to the Staff for communication to the SEC for its consideration to resolve this matter. This offer of settlement is subject to final agreement regarding the specific language of the SEC`s administrative order and other settlement documents. Since these discussions are ongoing, the Investment Adviser cannot determine whether they will ultimately result in a settlement of this matter and, if so, what the terms of the settlement might be." Please update the disclosure as applicable and provide more specific information concerning the settlement offer.

Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan

13. The disclosure states that "a shareholder whose common shares are registered in his or her own name will have all distributions reinvested automatically by Computershare, which is agent under the
Plan, unless the shareholder elects to receive cash." Because the return of capital distributions have been significant, please disclose the effect to shareholders of receiving a return of capital distribution that is automatically reinvested in the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Secondary Market Trading and Transfer of Auction Rate Preferred
Shares

14. We believe the third paragraph under this heading contains useful information for shareholders. Please include this information in the prospectus under the heading, "Description of Capital Stock and Notes."


FINANCIAL STATEMENTS

Schedule of Investments

15. As of December 31, 2007, the Fund held approximately 44% of its net assets in U.S. Government Obligations (U.S. Treasury Bills and Notes). Please discuss the Fund`s strategy of investing in U.S. Government Obligations in the prospectus including the Prospectus Summary if investment in U.S. Government Obligations is a primary investment strategy of the Fund.

Financial Highlights

16. Please add a footnote to the financial highlights that explains the type of transactions referred to in the line item "Increase in net asset value from common share transactions."

GENERAL

17. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

18. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund`s final pre-effective amendment.

19. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


			*		*		*		*

If you have any questions about these comments, please call me at 202-551-6957.

								Sincerely,



								Laura E. Hatch
								Staff Accountant